                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                     TRANSACTION SYSTEMS ARCHITECTS, INC.
                     ------------------------------------
                               (Name of Issuer)

                             Class A Common Stock
                     ------------------------------------
                        (Title of Class of Securities)

                                  893416 10 7
                     ------------------------------------
                                (CUSIP Number)

                                 Kent Jamison
                          Locke Purnell Rain Harrell
                               2200 Ross Avenue
                                  Suite 2200
                              Dallas, Texas 75201
                                (214) 740-8416
                     ------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 May 13, 1997
                     ------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  Exhibit Index is located at page 5 herein.

                        (Continued on following pages)


                                                              Page 1 of 8 Pages

CUSIP No. 893416 10 7
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

                          Steve W. Shepherd
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group
     (See Instructions)                                               (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
                                 00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                                                                           / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                           United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,161,203 (See Items 4 and 5)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  -0- (See Items 4 and 5)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  583,294 (See Items 4 and 5)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                        1,161,203 (See Items 4 and 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           4.5% (See Items 4 and 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                                    IN
-------------------------------------------------------------------------------


                                                              Page 2 of 8 Pages

CUSIP No. 893416 10 7
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

                          Carol Ann Shepherd
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group
     (See Instructions)                                               (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
                                 00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                                                                           / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                           United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               -0- (See Items 4 and 5)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  -0- (See Items 4 and 5)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  577,909 (See Items 4 and 5)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0- (See Items 4 and 5)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                          577,909 (See Items 4 and 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                           2.2% (See Items 4 and 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                                    IN
-------------------------------------------------------------------------------


                                                              Page 3 of 8 Pages
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CUSIP No. 893416 10 7
          -----------

 ITEM 1. (SECURITY AND ISSUER)

    Not amended.

ITEM 2. (IDENTITY AND BACKGROUND)

    Not amended.

ITEM 3. (SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION)

    Item 3 is hereby amended in its entirety by replacing the paragraph set forth in the Statement with the following disclosure:

    No funds were required by the Reporting Persons to obtain the beneficial ownership of the 583,294 shares held by Steve W. Shepherd or the 577,909 shares held by Carol Ann Shepherd of the Class A Common Stock of the Company. The shares of Class A Common Stock held by the Reporting Persons were acquired in exchange for their equity interests in Regency Voice Systems, Inc., a Texas corporation ("RVS"), Regency Interactive Services, Inc., a Texas corporation ("RIS"), and Regency Voice Systems Investors, Ltd., a Texas limited partnership ("Limited"), pursuant to the consummation of the transactions described in the Stock Exchange Agreement entered into as of April 17, 1997 by and among the Company, RVS, RIS and Limited and the holders of equity interests therein (the "Stock Exchange Agreement"), as more fully described in Item 4 hereof.

ITEM 4. (PURPOSE OF TRANSACTION)

    Not amended.

ITEM 5. (INTEREST IN SECURITIES OF THE ISSUER)

    Item 5 is hereby amended in its entirety by replacing the paragraph set forth in the Statement with the following disclosure:

    Steve W. Shepherd has sole voting power with respect to 1,161,203 shares of Class A Common Stock, constituting 4.5% of the 25,805,731 outstanding shares of the Company's Class A Common Stock and 4.1% of the aggregate 27,976,983 outstanding shares of the Company's Class A Common Stock and Class B Common Stock, and sole dispositive power with respect to 583,294 shares of Class A Common Stock, constituting 2.2% of the 25,805,731 outstanding shares of the Company's Class A Common Stock and 2.0% of the aggregate 27,976,983 outstanding shares of the Company's Class A Common Stock and Class B Common Stock.

    Carol Ann Shepherd has sole dispositive power with respect to 577,909 shares of Class A Common Stock, constituting 2.2% of the 25,805,731 outstanding shares of the Company's Class A Common Stock and 2.0% of the aggregate 27,976,983 outstanding shares of the Company's Class A Common Stock and Class B Common Stock.


                                                              Page 4 of 8 Pages

CUSIP No. 893416 10 7
          -----------

    As described in Item 4, each of the Reporting Persons acquired the shares of Class A Common Stock held thereby in exchange for such Reporting Person's shares in RVS and RIS and partnership interests in Limited upon the consummation of the transactions described in the Stock Exchange Agreement on the Closing Date of May 13, 1997. The closing of the transactions under the Stock Exchange Agreement (the "Closing") was effected by telecopy. At the Closing, an aggregate of 1,076,903.8462 shares of Class A Common Stock of the Company were issued to the RVS Shareholders in exchange for the outstanding shares of RVS Common Stock, 19.2308 shares of Class A Common Stock were issued to the RIS Shareholders in exchange for the outstanding shares of RIS Common Stock, and 538,461.5385 shares of Class A Common Stock were issued to the Partners in exchange for all of the Partners' partnership interests in Limited.

    At the Closing, Mr. Shepherd received 519,606.7 shares of Class A Common Stock in exchange for 212,500 shares of RVS Common Stock, 9.618 shares of Class A Common Stock in exchange for 70,000 shares of RIS Common Stock and 248,677.69 shares of Class A Common Stock in exchange for 46.183% of the partnership interests in Limited. At the Closing, Ms. Shepherd received 519,606.7 shares of Class A Common Stock in exchange for 212,500 shares of RVS Common Stock, 9.618 shares of Class A Common Stock in exchange for 70,000 shares of RIS Common Stock and 243,293.07 shares of Class A Common Stock in exchange for 45.183% of the partnership interests in Limited.

    At October 1, 1997, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of the Company's Class A Common Stock and of the aggregate outstanding shares of the Company's Class A Common Stock and Class B Common Stock.

ITEM 6. (CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER)

    Not amended.

ITEM 7. (MATERIAL TO BE FILED AS EXHIBITS)

    Exhibit 1:     Agreement pursuant to Rule 13d-1(f)(1)(iii).

    Exhibit 2: Stock Exchange Agreement entered into as of April 17, 1997 by and among the Company, RVS, RIS, Limited, the RVS Shareholders, the RIS Shareholders and the Partners (previously filed in the Reporting Persons' Schedule 13D filed May 1997).


                                                              Page 5 of 8 Pages

CUSIP No. 893416 10 7
          -----------

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief. I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 3, 1997

                                            /s/ Steve W. Shepherd
                                            ------------------------------
                                            Steve W. Shepherd















                                                              Page 6 of 8 Pages


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CUSIP No. 893416 10 7
          -----------

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief. I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 3, 1997

                                            /s/ Carol Ann Shepherd
                                            ------------------------------
                                            Carol Ann Shepherd









                                                              Page 7 of 8 Pages